Tennant Company
Conflict Minerals Report
For the Year Ended December 31, 2025
Introduction
This report for the year ended December 31, 2025, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten (together with gold, “3TG”). These requirements apply to registrants whatever the geographic origin of the 3TG and whether they fund armed conflict.
Company Overview
This report has been prepared by management of Tennant Company, a Minnesota corporation (herein referred to as “Tennant,” the “Company,” “we,” “us” or “our”). The information includes the activities of all subsidiaries required to be consolidated.
The Company offers products and solutions consisting of manual and autonomous mechanized cleaning equipment for both industrial and commercial use, detergent-free and other sustainable cleaning technologies, aftermarket parts and consumables, equipment maintenance and repair services, and business solutions such as financing, rental and leasing programs, and machine-to-machine asset management solutions. The Company is committed to developing cleaning technologies which increase cleaning productivity. We have strong brand presence in the global markets we serve, offering both premium and mid-tier products for each region to meet customer needs.
The Company's products are used in many types of environments including: retail establishments, distribution centers, factories and warehouses, public venues such as arenas and stadiums, office buildings, schools and universities, hospitals and clinics, and more. The Company markets its offerings under the following brands: Tennant®, Nobles®, Alfa Uma Empresa Tennant™, IPC, Gaomei, and Rongen brands as well as private-label brands. The Company has a portfolio of differentiated technology solutions that includes an expanding portfolio of robotic cleaning equipment, IRIS® as an asset management solution, ec-H2O NanoClean® as a detergent-free cleaning solution, and ReadySpace® as a rapid-drying carpet cleaning technology. The Company's more than 40,000 customers include contract cleaners to whom organizations outsource facilities maintenance, as well as businesses that perform facilities maintenance themselves. The Company reaches these customers through the industry's largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.
Because of our size, the complexity of our products, and the dynamic depth and breadth of our supply chain, it is difficult to identify companies upstream from our direct suppliers. Accordingly, we participate in several industry-wide initiatives, as described below.

In accordance with the Organisation for Economic Co-operation and Development (“OECD”), Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold (“OECD Guidance”) and the Rule, this report is available on our website at https://investors.tennantco.com/overview/default.aspx under SEC Filings.
Conflict Minerals Policy
Tennant’s Conflict Minerals Policy is located in the Sustainability section of our website at https://www.tennantco.com/en_us/about-us/sustainability.html.
Reasonable Country of Origin Inquiry
To determine whether the Company’s products contained 3TG that originated in the Democratic Republic of the Congo or an adjoining country, Tennant retained a third-party service provider to assist in reviewing the supply chain and identifying risks. The Company provided the third-party a list of potential 3TG suppliers and parts associated with the products covered by the Rule. To trace materials and demonstrate transparency procured by the supply chain, Tennant utilized the Conflict Minerals Reporting Template (“CMRT”) Version 6.5 or higher to conduct a survey of all in-scope suppliers. This was sent to the Company’s suppliers, and each was instructed to upload a completed copy of the CMRT to our third-party’s system.
The Company’s program continues to include automated data validation on all submitted CMRTs. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the CMRTs. This data validation is based on questions within the declaration tab of the CMRTs, which helps identify areas that require further classification or risk assessment, as well as understand the due diligence efforts of direct suppliers. The results of this data validation contribute to the program’s health assessment and are shared with the suppliers to ensure they understand areas that require clarification or improvement. As some suppliers may remain unresponsive to feedback, the Company tracks program gaps to account for future improvement opportunities.
Through reasonable due diligence practices, Tennant reviewed a broad set of country of origin data to determine country of origin of any 3TG in the supply chain. Based on the responses in the CMRTs, Tennant was able to determine the possible countries from which 3TG used in a supplier’s product originated. As such, Tennant was able to perform further due diligence on the source and chain of custody of the 3TG.
Due Diligence
Tennant designed its due diligence measures to conform, in all material respects, with the framework in the OECD Guidance and related supplements. These measures align with the five steps for due diligence described by the OECD Guidance, and the Company continues to evaluate market expectations for data collection and reporting to achieve continuous improvement opportunities.
Due diligence necessitates the Company’s reliance on data provided by direct suppliers and third-party audit programs. There is a risk of incomplete or inaccurate data as the process cannot be fully owned by the Company. However, through active risk identification and risk assessment, as well as continued outreach and process validation, risk gaps can be mitigated. This aligns with industry standards and market expectations for downstream companies’ due diligence.

1) Establish Strong Company Management Systems
Internal Compliance Team
The Company maintains an Internal Compliance Council composed of representatives from Legal, Supply Chain, Finance, Sustainability, and other functions as required. This team is responsible for overseeing the Company’s conflict minerals compliance program, including implementation of the reasonable country of origin inquiry, due diligence measures, supplier engagement, risk assessment, and reporting processes. The internal compliance team provides periodic updates to the senior management team and the Audit Committee of the Board of Directors, as and when needed, of any identified risks.
Control Systems
The Company expects all suppliers to have policies and procedures in place to ensure that 3TG used in the production of the products sold to Tennant are conflict free or responsibly sourced. This means that the products must not contain 3TG sourced, directly or indirectly, from areas identified for widespread human rights abuses and violations of law. The Company expects direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied, including sources of 3TG supplied to them from indirect suppliers.
Additionally, we are a member of the Responsible Minerals Initiative (“RMI”) and, as a result, we have up-to-date information and access to developments in industry-wide initiatives.
Supplier Engagement
Tennant has a strong relationship with its direct suppliers. As an extremely important part of the supply chain, Tennant has leveraged processes and educational opportunities to ensure non-English speaking suppliers have access to a free platform to upload their CMRTs, help desk support, and other multilingual resources. Suppliers are provided guidance in their native language, if needed.
The Company believes the combination of its Supplier Core Expectations, Conflict Minerals Policy, and direct engagement with suppliers for conflict minerals training and support constitute a strong supplier engagement program.
Grievance Mechanisms
We have internal reporting options, and an Ethics Hotline (which is administered by a third-party) whereby employees, suppliers, and other stakeholders can report alleged violations of our policies. Anonymous reporting is available, where allowed by law.
Violations or grievances at the industry level can be reported to RMI directly as well. This can be done at http://www.responsiblemineralsinitiative.org/responsible-minerals-assurance-process/grievance-mechanism/.
Maintain Records
Tennant has a document retention schedule, and the records generated because of the conflict minerals program will adhere to applicable standards.
2) Identifying & Assessing Risk in the Supply Chain

Supplier Risk Evaluation
Risks associated with direct suppliers’ due diligence processes are assessed by their declaration responses on a CMRT, which are addressed by our third-party service provider who engages with suppliers to gather pertinent data and ask for corrective actions if needed, performing an overall assessment of the supplier’s conformity status.
Risks at the supplier level may include non-responsive suppliers or incomplete CMRTs. In cases where a company-level CMRT is submitted, Tennant is unable to determine if all the specified smelters/refiners were used for 3TG in the products supplied to the Company.
Smelters/Refiners Risk Evaluation
Risks were identified by assessing the due diligence practices and status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their CMRT declarations. These lists were compared to the list of smelters/refiners consolidated by the RMI to ensure the facilities were 3TG processing facilities operational during the 2025 calendar year.
Tennant does not have a direct relationship with smelters/refiners and does not perform direct audits of these entities within their pre-supply chain. Smelters/refiners that are conformant have met the sourcing requirements of the RMI audit standards and are considered to have their sourcing validated as “conflict-free or responsibly sourced.” In cases where the smelter/refiner’s due diligence practices have not been audited against the RMI standard or they are considered non-conformant, further due diligence steps are followed to notify suppliers reporting these facilities.
Each smelter or refiner of 3TG is assessed according to red-flag indicators defined in the OECD Guidance. Numerous factors were used to determine the level of risk that each smelter/refiner poses to the supply chain by identifying red flags. These factors include:
•Geographic proximity to the Democratic Republic of the Congo or an adjoining country (the "Covered Countries").
•Known mineral source country of origin.
•RMI audit status.
•Credible evidence of unethical or conflict sourcing.
•Peer assessments conducted by credible third-party sources.
•Sanctions risks.
Suppliers are also evaluated on program strength, which assists in making key risk mitigation decisions as the program progresses. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ conflict minerals practices and policies.
3) Design & Implement A Strategy to Respond to Risks
Tennant developed processes with its third-party service provider to assess and respond to the risks identified in the supply chain. Tennant has a risk management plan, through which the conflict minerals program is implemented, managed and monitored. As the program progresses, escalations are sent to non-responsive suppliers to outline the importance of a response via CMRTs and to outline the required cooperation for compliance with the Rule and Tennant’s expectations.

Feedback on supplier submissions is given directly to suppliers and educational resources are provided to assist suppliers in corrective action methods or to improve their internal programs. Tennant engages suppliers believed to be supplying 3TG from sources that may support conflict in the Covered Countries to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD Guidance.
4) Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Tennant does not typically have a direct relationship with 3TG smelters/refiners and does not perform or direct audits of these entities within our supply chain. As described above, we participate in or have direct visibility to the several industry-wide initiatives to disclose upstream companies in the supply chain.
We rely on third-party audits of smelters/refiners conducted as part of RMI’s Responsible Minerals Assurance Process (“RMAP”). The RMAP uses independent private-sector auditors, and audits the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters/refiners that agree to participate in the program. In accordance with Tennant’s membership with the RMI, smelters/refiners have been encouraged to participate in the RMAP.
5) Report Annually on Supply Chain Due Diligence
We prepared this Conflict Minerals Report as Exhibit 1.01 to our Form SD.
Due Diligence Results
Supply Chain Outreach Results
Supply chain outreach is required to identify the upstream sources of origin of 3TG. Following the industry standard process, CMRTs are sent to and requested from direct suppliers, who are expected to follow this process until the smelter/refiner sources are identified.
Upstream Data Transparency
As is common practice when requests are sent upstream in the supply chain, purchasers of materials from smelters or refiners may be unable to determine the specific companies’ product lines into which such materials are ultimately incorporated. As a result, those providing the identities of smelters/refiners are responsible to list all smelters/refiners they may purchase from within the reporting period. Therefore, the smelters/refiners (as sources) identified by upstream sources are likely to be more comprehensive than those smelters/refiners which processed the 3TG contained in Tennant’s products. Because the list of smelters/refiners (as sources) likely includes smelters/refiners that did not actually process the 3TG contained in Tennant’s products, the Company is not providing a smelter/refiner list as an appendix to this Conflict Minerals Report this year.
Steps to Be Taken to Mitigate Risk
For the reporting year 2026, Tennant has taken, or intends to take, the following steps to improve the due diligence conducted to further mitigate risk that the necessary 3TG in the Company’s products could originate from the Covered Countries:
•Continue to engage with suppliers more closely and provide more information and training resources regarding responsible sourcing of 3TGs where required.

•Continue to provide expectations to our suppliers requiring them to: have due diligence procedures in place; certify those procedures for their supply chains to improve the content of the responses from such suppliers; and grant Tennant the right to audit their procedures and cancel contracts if such suppliers are not complying with the Company’s Supplier Core Expectations.
•Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts, as well as in the terms and conditions of each purchase order issued.
•Following the OECD Guidance process, increase the emphasis on clean and validated smelter/refiner information from the supply chain through feedback and detailed smelter/refiner analysis.